FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 24TH OF APRIL 2014

1.            DATE, TIME AND PLACE: On the 24th of April 2014, at 2:30 p.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Arnaud Strasser; Secretary: Julian Fonseca Peña Chediak.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and article 8 of the Internal Regulation of the Company’s Board of Directors. Mr. Jean-Charles Naouri (p.p. Arnaud Strasser), Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Antoine Marie Lazare Giscard d’Estaing, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago and Mrs. Maria Helena dos Santos Fernandes Santana were present.

4.            AGENDA: Resolutions to be voted: (i) Approval of the quarterly information regarding the period ended at March 31st, 2014; (ii) Approval of the  proposal of anticipation of the profits distribution related to 2014; (iii) Approval of the proposal of profits distribution and definition of the payment date of the profits related to the 1st Quarter of 2014; (iv) Approval of the proposal of issuance of shares within the Company’s stock option plan; (v) Approval of the election of the members of the Company’s Statutory Board of Officers for a term of office until 2016; (vi) Appointment of the officers who may represent the Company before third parties, in accordance with paragraph 2º and 3º of Section 29 of the By-Laws; (vii) Election of the members of the Advisory Committees of the Board of Directors for a new term of office; (viii) Approval of the amendments to the Internal Regulations of the Board of Directors and of the Advisory Committees to reflect the amendments to the By-Laws approved by the General Shareholders’ Meeting held on April 16th, 2014; (ix) Approval of the 20-F; (x) Approval of the proposal of amendment to the Company’s By-Laws to be submitted to the General Shareholders’ Meeting in order to include a provision forbidding the accumulation of the positions of Chief Executive Officer and Chairman of the Board of Directors, in accordance with the Nível 1 Listing Rules; (xi) Approval of the Company’s stock option plan proposal to be submitted to the General Shareholders’ Meeting; and (xii) call notice for a General Shareholders’ Meeting of the Company in order to resolve on the items (x) and (xi) of the agenda.

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the item comprised in the agenda and approved the following resolution:

5.1.         In accordance with the recommendation of the Audit Committee, the members of the Board of Directors decided to approve, unanimously and without reservations, the quarterly information regarding the period ended at March 31st, 2014.

5.2.         In accordance with the recommendation of the Finance Committee, the members of the Board of Directors unanimously decided to approve the proposal of anticipation of the profits distribution related to 2014.

5.3.         In accordance with the recommendation of the Finance Committee, the members of the Board of Directors unanimously decided to approve the payment of interim dividends for the 1st Quarter of 2014, according to the Company's Dividend Policy, in the amount of R$ 35,792,515.27 (thirty-five million, seven hundred ninety-two thousand, five hundred and fifteen Reais  and twenty-seven cents), of which R$ 0.14 per preferred share and R$ 0.127272 per common share. The payment of dividends will be held on May 15, 2014. All outstanding shares on May 5, 2014 shall be entitled to receive the dividends. Starting on May 6, 2014, the shares will be traded ex-dividend.

5.4.         The members of the Board of Directors discussed the Stock Option Plan of the Company, approved at the General Meeting held on December 20th, 2006 (“Plan”), and in accordance to the recommendation of the Finance Committee, unanimously  decided the following:

5.4.1.     In view of the exercise of A5 Silver and Gold, A6 Silver and Gold and A7 Silver and Gold Series of the Plan, approved by unanimous vote, observing the limit of the authorized capital of the Company, as set forth in Section 6 of the By-Laws, the capital increase of the Company in the amount of R$ 1,075,288.10 (one million, seventy-five thousand, two hundred and eighty-eight Reais  and ten cents), through the issuance of 31,791 (thirty-one thousand, seven hundred and ninety one) preferred shares, being:

(i) 3,635 (three thousand six hundred and thirty-five)preferred shares, at the issuance price of R$54.69 (fifty-four Reais  and sixty-nine cents) per share, determined in accordance with the Plan, in the total amount of R$ 198,798.15 (one hundred ninety-eight thousand, seven hundred ninety-eight Reais  and fifteen cents), in connection with the exercise of A5 Silver Series;

(ii) 3,633 (three thousand six hundred and thirty-three) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$ 36.33 (thirty-six Reais  and thirty-three cents) in connection with the exercise of A5 Gold Series;

(iii) 6,608 (six thousand six hundred and eight) preferred shares, at the issuance price of R$64.13 (sixty-four Reais  and thirteen cents) per share, determined in accordance with the Plan, in the total amount of R$ 423,771.04 (four hundred twenty-three thousand, seven hundred seventy-one Reais  and four cents), in connection with the exercise of A6 Silver Series;

(iv) 6,605 (six thousand six hundred and five) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$ 66.05 (sixty-six Reais  and five cents), in connection with the exercise of A6 Gold Series;

(v) 5,657 (five thousand, six hundred fifty-seven) preferred shares, at the issuance price of R$80.00 (eighty Reais)  per share, determined in accordance with the Plan, in the total amount of R$  452,560.00 (four hundred fifty-two thousand, five hundred and sixty Reais), in connection with the exercise of A7 Silver Series; and

(vi) 5,653 (five thousand, six hundred fifty-three) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$ 56.53 (fifty-six Reais  and fifty-three cents), in connection with the exercise of A7 Gold Series.

The preferred shares now issued shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, according to the Company’s By-Laws, including full right to participate in the distribution of interim dividends regarding the 1st Quarter of 2014.

5.4.2.     Consequently, the Company’s share capital shall pass from R$ 6,779,822,380.85 (six billion, seven hundred seventy-nine million, eight hundred twenty-two thousand, three hundred and eighty Reais  and eighty-five cents) to R$ 6,780,897,668.95 (six billion, seven hundred and eighty million, eight hundred and ninety-seven thousand, six hundred and sixty-eight Reais  and ninety-five cents) divided into 264,955,214 (two hundred sixty-four million, nine hundred and fifty-five thousand, two hundred and fourteen) shares with no par value, 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) of which are common shares and 165,275,363 (one hundred and sixty-five million, two hundred and seventy-five thousand, three hundred and sixty-three) of which are preferred shares.

5.5.         In accordance with the recommendation of the Human Resources and Compensation Committee, the members of the Board of Directors unanimously decided to re-elect the Statutory Board of Officers for a term of office until 2016, namely: (i) Chief Executive Officer: Ronaldo Iabrudi dos Santos Pereira, Brazilian, single, psychologist, holder of the identity card No. MG-238.631 (SSP/MG) and enrolled before CPF/MF under No. 223.184.456-72; (ii) Executive Vice President of Finance: Cristophe José Hidalgo, French, married, accountant, holder of the foreigner identity card RNE V194572-X and enrolled before CPF/MF under No. 214.455.098-06; (iii) Executive Vice President of Retail Business: José Roberto Coimbra Tambasco, Brazilian, divorced, business manager, holder of the identity card No. 7.659.908 SSP/SP and enrolled before CPF/MF under No. nº 966.121.508-15; (iv) Executive Vice President of Personnel: Antonio Sérgio Salvador dos Santos, Brazilian, divorced, businessman, holder of the identity card No. 07.217.895-7 SSP/RJ and enrolled before CPF/MF under No. 888.750.677-91; (v) Investor Relations Officer: Daniela Sabbag, Brazilian, married, business manager, holder of the identity card No. 23.508.281-8 SSP/SP and enrolled before CPF/MF under the number 262.945.628-56; (vi) Officer of Real Estate Business: Alexandre Gonçalves Vasconcellos, Brazilian, divorced, business manager, holder of the identity card CRA No. 2.025.855-1 and enrolled before CPF/MF under No. 237.670.147-34; and (vii) Officer of Wholesale Business: Belmiro de Figueiredo Gomes, Brazilian, divorced, businessman,  holder of the identity card No. 52.699.074-0 SSP/SP and enrolled before CPF/MF under No. 805.421.589-49, all residents at the city of São Paulo, state of São Paulo, with commercial office at Avenida Brigadeiro Luís Antônio, No. 3.172.

5.5.1.     The Officers now elected declared, under the penalties of the law, that they are not incurred in any of the crimes set forth in laws that restrict them from exercising commercial activities, being aware of the provision in article 147 of the Brazilian Corporations Law. The Ffficers will take office in their respective position upon signature of the term of investiture recorded in the appropriate books.

5.6.         Pursuant to paragraph 2 of Section 29 of the Company's Bylaws, the Board of Directors unanimously decided to appoint the Officers: (i) Christophe José Hidalgo; (ii) José Roberto Coimbra Tambasco; (iii) Sergio Salvador Antonio dos Santos; and (iv) Alexandre Gonçalves de Vasconcellos, so that three acting together, one being the CEO, represent the Company in acts implying the acquisition, encumbrance or disposal of assets including real estate, as well as the acts of appointment of attorneys for such practices.

Pursuant to paragraph 3, 'b', under Section 29 of the Company's Bylaws, the Board of Directors unanimously decided to appoint the Officers: (i) Ronaldo Iabrudi dos Santos Pereira; (ii) Christophe Joseph Hidalgo; (iii) José Roberto Coimbra Tambasco; (iv) Sergio Salvador Antonio dos Santos; (v) Daniela Sabbag Papa; (vi) Alexandre Gonçalves de Vasconcellos; and (vii) Belmiro Gomes de Figueiredo, so that jointly with an agent represent the Company in ordinary acts of management.

5.7.         In accordance with the recommendation of the Human Resources and Compensation Committee, the members of the Board of Directors unanimously decided to re-elect the actual members of the Advisory Committees of the Board of Directors, for a new term of office of two years, so that these committees shall have the following members: (i) Finance Committee: Eleazar de Carvalho Filho (Chairman), Antoine Giscard D’Estaining and Arnaud Strasser; (ii) Sustainable Development Committee: Luiz Augusto Castro Neves (Chairman), Roberto de Oliveira Lima and Helio Mattar (external member); (iii) Corporate Governance Committee: Maria Helena dos Santos Fernandes Santana (Chairman), Arnaud Strasser, Luiz Augusto Castro Nevesand Roberto Oliveira de Lima; (iv) Human Resources and Compensation Committee: Arnaud Strasser(Chairman), Yves Desjacquesand Roberto Oliveira de Lima; e (v) Audit Committee: Nelson Carvalho(coordinator and external member), Eleazar de Carvalho Filhoand Pedro Oliva Marcílio de Souza(external member).

5.8.         In accordance with the recommendation of the Corporate Governance Committee, the members of the Board of Directors unanimously decided to approve the amendments to the Internal Regulations of the Board of Directors and of the Advisory Committees of the Company.

5.9.         In accordance with the recommendation of the Corporate Governance Committee, the members of the Board of Directors unanimously decided to approve the 20-F.

5.10.      In accordance with the recommendation of the Corporate Governance Committee, the members of the Board of Directors unanimously decided to recommend to the shareholders the approval of the proposal of amendment to the Company’s By-Laws in order to include a provision forbidding the accumulation of the positions of Chief Executive Officer and Chairman of the Board of Directors.

5.11.      In accordance with the Human Resources and Compensation Committee, the members of the Board of Directors unanimously decided to recommend to the shareholders the approval of the Company’s new stock option plan proposal.

5.12.      The members of the Board of Directors unanimously approved the call notice for a General Shareholders’ Meeting in order to resolve on the items (x) and (xii).

6.            APPROVAL AND SUBMISSION OF THE MINUTES: Having nothing to discuss further, the proceedings  were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 24th of April, 2014. Signatures: Chairman – Arnaud Strasser; Secretary – Julian Fonseca Peña Chediak. Jean-Charles Naouri (p.p. Arnaud Strasser), Arnaud Strasser, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Roberto Oliveira de Lima, Antoine Marie Lazare Giscard d’Estaing, Yves Desjacques, Luiz Aranha Corrêa do Lago e Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is a certificate of the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Julian Fonseca Peña Chediak

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 25, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.